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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                           SOLOMON TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    83426W101
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                                 (CUSIP Number)

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          COADY FAMILY LLC     4309 Speckles Lane; Machipongo, VA 23405
                       (757) 678-7712     Attn: Patrick Coady
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   December 23, 2004
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83426W101
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      1.      Names of Reporting Persons.  COADY FAMILY LLC 	061635853
              I.R.S. Identification Nos. of above persons (entities only).
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      2.      Check the Appropriate Box if a Member of a Group
              (See Instructions)
              (a)[ ]
              (b)[ ]
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      3.      SEC Use Only
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      4.      Source of Funds (See Instructions)   OO
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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
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      6.      Citizenship or Place of Organization    NY
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              7.       Sole Voting Power            600,000  (1)
            ------------------------------------------------------------------
Number of
Shares Bene-  8.       Shared Voting Power        0 (2)
ficially by ------------------------------------------------------------------
Owned by Each
Reporting     9.       Sole Dispositive Power       600,000 (1)
Person With ------------------------------------------------------------------

              10.      Shared Dispositive Power   0 (2)
            ------------------------------------------------------------------

     11.      Aggregate Amount Beneficially Owned by Each Reporting Person

              600,000
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     12.      Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions)
------------------------------------------------------------------------------
     13.      Percent of Class Represented by Amount in Row (11) 10.9%
------------------------------------------------------------------------------

     14.      Type of Reporting Person (See Instructions)      OO
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 (1) The 600,000 shares of Common Stock, par value $0.001 per share (the "Common Stock") of Solomon Technologies, Inc. (the "Company") for which Coady Family LLC ("Coady") has sole voting power are comprised of (a) 200,000 shares of Common Stock that are issuable upon the conversion of 200,000 shares of Series
A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") purchased by Coady pursuant to a certain Confidential Private Placement Memorandum dated July 26, 2004,(the "Placement Memorandum") by and among the Company, Coady, and certain other investors (the "Investors") and (b) 400,000 shares of Common Stock issuable upon the exercise of Common Stock Warrants purchased by Coady pursuant to the Securities Purchase Agreement. The shares of Common Stock are owned directly by Coady.

(2) Coady, along with the Investors, have executed an Irrevocable Proxy in favor of Woodlaken, LLC ("Woodlaken"), granting to Woodlaken an irrevocable proxy to vote or act by written consent to the fullest extent permitted by and subject to applicable law. This Irrevocable Proxy terminates upon Coady's conversion of the Series A Preferred Stock.


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 per share (the "Common Stock") of Solomon Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1400 L&R Industrial Boulevard, Tarpon Springs, FL 34689.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by COADY FAMILY LLC, a NY limited liability company ("Coady").

         (b) The address of the principal office of COADY FAMILY LLC is 4309 SPECKLES LANE MACHIPONGO VA 23405.

         (c) Not applicable.

         (d) During the past five years, neither Coady, nor to Coady's knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Coady, nor to Coady's knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         COADY FAMILY LLC ("Coady") purchased 200,000 shares of Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), of the Company and a warrant to purchase 400,000 shares of Common Stock of the Company (the "Common Stock Purchase Warrant") for an aggregate purchase price of $200,000 pursuant to a certain Confidential Private Placement Memorandum dated July 26, 2004,(the "Placement Memorandum") by and among the Company, Coady, and certain other investors (the "Investors"). The shares of Series A Preferred Stock and the Common Stock Purchase Warrant purchased by Coady are convertible or exercisable, as the case may be, into 200,000 shares of Common Stock and 400,000 shares of Common Stock, respectively. The consideration used by Coady to purchase the shares of Series A Preferred Stock and the Common
Stock Purchase Warrant was Coady's own funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         All of the shares of Series A Preferred Stock and the Common Stock Purchase Warrant reported herein, including the shares of Common Stock issuable upon the conversion or exercise thereof, were acquired for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Coady is deemed to beneficially own an aggregate of 200,000 shares of Common Stock, representing approximately 10.9% of the number of shares of Common Stock stated to be outstanding by the Company in its Registration Statement on Form SB-2 filed with the Securities and
 Exchange Commission on December 29, 2004.


         (b) Coady has sole power to direct the vote and to direct the disposition of 200,000 shares of Common Stock.

         (c) Other than as set forth in this Schedule 13D, Coady has not effected transactions in the shares of Common Stock of the Company during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
         ISSUER.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Form of irrevocable proxy (incorporated by reference from the Company's Current Report on Form 8-K filed on May 14, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.
                                     COADY FAMILY LLC

                                     By:   /s/ Patrick D. Coady
                                           -------------------------------------
                                               Patrick D. Coady, Manager

                                     Date: January 19, 2005
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